

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

June 22, 2009

Mr. R. Clark Wood
Principal Accounting and Financial Officer
Nabors Industries Ltd.
Mintflower Place
8 Par-La-Ville Road
Hamilton, HM08  Bermuda

> **Re:    Nabors Industries Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed  March 2, 2009**
> **Response Letter Dated June 9, 2009**
> **File No. 1-32657**

Dear Mr. Wood:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jill S. Davis
Branch Chief